# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Leader's Advantage Acquisition Corp., CIK 0002109823
CUSIP: G54093128
Title of class of securities: Units
Address of issuer's principal executive offices: 1288 NJ-73, Suite 401, Mt. Laurel Township, New Jersey (NJ), 08054
Date of event which requires filing of this statement: 09/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304857

## Reporting persons
- MMCAP International Inc. SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,285,000; sole dispositive power 0; shared dispositive power 1,285,000; aggregate amount beneficially owned 1,285,000 (8.6% of the class)
  Comment: Based on 15,000,0000 outstanding Issuer Units
- MM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,285,000; sole dispositive power 0; shared dispositive power 1,285,000; aggregate amount beneficially owned 1,285,000 (8.6% of the class)
  Comment: Based on 15,000,000 outstanding Issuer units

## Item 1. Issuer
Name of issuer: Leader's Advantage Acquisition Corp.
Address of issuer's principal executive offices: 1288 NJ-73, Suite 401, Mt. Laurel Township, NJ 08054

## Item 2. Person Filing
Name of person filing:
i) MMCAP International Inc. SPC
ii) MM Asset Management Inc.
Address of principal business office or, if none, residence:
i) c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P. O. Box 1348, Grand Cayman KY1-1108, Cayman Islands
ii) 161 Bay Street, TD Canada Trust Tower, Suite 2240, Toronto, Ontario M5J 2S1 Canada
Citizenship:
i) Cayman Islands
ii) Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,285,000
Percent of class: 8.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1.285,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,285,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- MMCAP International Inc. SPC: Ulla Vestergaard, Director (09/21/2026)
- MM Asset Management Inc.: Hillel Meltz, President (09/21/2026)